UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.            )*

Aveo Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
053588109
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	053588109	Page	2	of	5 Pages

1.	NAMES OF REPORTING PERSONS Biogen Idec Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware (USA)

	5.	SOLE VOTING POWER

NUMBER OF		2,877,700

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,877,700

WITH	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,877,700

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	053588109	Page	3	of	5 Pages

Item 1(a).	Name of Issuer:
Aveo Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
75 Sidney Street, Cambridge, MA 02139

Item 2(a).	Name of Person Filing:
Biogen Idec Inc.

Item 2(b).	Address of Principal Business Office, or if None, Residence:
133 Boston Post Road, Weston, MA 02493

Item 2(c).	Citizenship:
Delaware (USA)

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
053588109

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________

CUSIP No.	053588109	Page	4	of	5 Pages

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 2,877,700

(b)	Percent of class: 8.1%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 2,877,700

(ii)	Shared power to vote or to direct the vote ___________________________,

(iii)	Sole power to dispose or to direct the disposition of: 2,877,700

(iv)	Shared power to dispose or to direct the disposition of ____________________________

Item 5.	Ownership of 5 Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

CUSIP No.	053588109	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

/s/ Paul J. Clancy
Paul J. Clancy
Executive Vice President and Chief Financial Officer